

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

December 15, 2015

<u>Via E-mail</u>
Ms. Margaret Stapleton
Executive Vice President and Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Ave., Suite 210
Colorado Springs, CO 80903

     **Re: Century Casinos, Inc.
         Form 10-K for the Year Ended December 31, 2014
         Filed March 16, 2015
         File No. 000-22900**

Dear Ms. Stapleton:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Shannon Sobotka

               Shannon Sobotka
               Staff Accountant
               Office of Real Estate
               & Commodities